Transatlantic Holdings, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
(Loss) income before income taxes	($65,934)	$276,212	$386,674	$188,320	($34,107)	$267,982
Less: Equity income of less than 50% owned persons	7,697	7,221	7,432	5,251	4,484	1,540
Add: Dividends from less than 50% owned persons	2,046	1,681	531	389	21	0
	(71,585)	270,672	379,773	183,458	(38,570)	266,442
Add: Fixed charges - proportion of rent expense deemed representative of the interest factor	2,439	2,868	2,935	2,750	2,615	2,760
(Loss) income before income taxes and fixed charges	($69,146)	$273,540	$382,708	$186,208	($35,955)	$269,202
Ratio of earnings to fixed charges (1)	(2)	95.38x	130.39x	67.71x	(2)	97.54x

(1) For purposes of the ratio of earnings to fixed charges, "earnings" represent (loss) income before income taxes excluding income from equity investees plus fixed charges, and "fixed charges" represent that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.
(2) "Earnings" were inadequate to cover fixed charges by $71.6 million and $38.6 million for the nine months ended September 30, 2005 and for the year ended December 31, 2001, respectively. Included in earnings for the nine months ended September 30, 2005 are costs (comprised principally of losses and loss adjustment expenses) of $444.5 million, the great majority of which relate to Hurricanes Katrina and Rita. Included in earnings for the year ended December 31, 2001 are losses and loss adjustment expenses of $215 million, principally related to the September 11th terrorist attack on the United States, and $60 million related to Enron reinsurance exposure.